UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: May 28, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon announces agreement with Vereniging Aegon and publishes proposal for US-aligned governance framework

Schiphol, May 28, 2026 - Aegon today announces an agreement with its largest shareholder, Vereniging Aegon, on the future relationship with the Vereniging, alongside a proposed governance framework that will be put in place in connection with Aegon’s planned relocation to the US. Together, these steps are designed to align Aegon’s governance with US market standards and support the company’s ambition to become a leading US life insurance and retirement group.

Proposed governance framework

Aegon intends to move its legal seat to Delaware, the state of incorporation of the majority of US public companies. In connection with this, Aegon will amend its bye-laws to align Aegon’s governance with US market standards. Key proposed changes include:

  phased removal of Aegon’s staggered board structure with annual elections for all directors beginning in 2030 majority voting in uncontested elections and plurality voting in contested elections annual Say-on-Pay advisory votes
  simplification of the capital structure with the elimination of Common Shares B and Special Cause voting by converting all outstanding Common Shares B held by Vereniging Aegon on a 1:40 basis into a single class of common stock with equal voting rights authorization of a new class of preferred stock, as is customary for US-listed companies

The proposed governance changes follow an extensive review by Aegon’s Board of Directors and are supported by Vereniging Aegon.

The full proposed governance framework including a comparison to Aegon’s current governance can be found here (https://aegon.me/us-redom).

Changes to structure of Vereniging Aegon

Aegon and Vereniging Aegon have agreed on the following:

  Vereniging Aegon will be renamed Vereniging Aegon Americas and will retain its existing ownership position in Aegon, currently 18.4% on a proforma basis1, which will align with its voting rights going forward. Vereniging Aegon Americas’ objective remains to support the interests of Aegon and its stakeholders, including through charitable and societal activities
  Vereniging Aegon’s current charitable and societal activities in the Netherlands will be transferred to a new, dedicated Netherlands-based charitable organization, to be named Stichting Aegon Fonds Nederland
  Vereniging Aegon will donate EUR 500 million to this new charitable organization to support and further develop its charitable and societal activities in the Netherlands, in line with Aegon’s purpose of “helping people live their best lives”

Aegon CEO Lard Friese commented: “The agreement with Vereniging Aegon and the proposed governance changes are an important step in our planned relocation to the US. We value Vereniging Aegon Americas as a continued investor of Aegon and welcome the creation of Aegon Fonds Nederland, which will continue and expand Vereniging Aegon’s longstanding charitable and societal activities in the Netherlands.”

Chairman of Vereniging Aegon Lodewijk Hijmans van den Bergh commented: “The creation of Aegon Fonds Nederland preserves Aegon’s longstanding heritage in the Netherlands and ensures the continued development of social impact initiatives that support Dutch society. We are supportive of the new governance framework which will allow Vereniging Aegon Americas to continue to remain a committed long-term shareholder of Aegon.”

Next steps

Following our Annual General Meeting on June 10, 2026, Aegon will engage with shareholders, investor representation bodies, and proxy advisors on the proposed governance framework in conjunction with the redomiciliation.

The future relationship with Vereniging Aegon, including the structure of its shareholding as well as the proposed governance framework are conditional upon, among other things, shareholder approval of a proposal covering the redomiciliation and related certificate of incorporation and bye-laws changes at the EGM to be held in the fourth quarter of 2026.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Important Information for Investors and Securityholders
This communication is not intended to and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500, E-mail: ir@aegon.com

Participants in the Solicitation
Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 30, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20-F for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2025 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1 As per April 30, 2026 and including the Common Shares B converted on a 1:40 basis

Attachment

  20260528_PR_Aegon announces agreement with Vereniging Aegon and publishes proposal for US-aligned governance framework (https://ml-eu.globenewswire.com/Resource/Download/1fde25bb-37b2-4b6f-93f4-c0502af8c77f)

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This page features documents relating to Aegon's proposal to move its head office and legal seat to the US, and to continue as a Delaware-registered company named Transamerica Inc.

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Aegon
©2026

THIS AGREEMENT IS DATED 27 MAy 2026 AND MADE BETWEEN:

(1)	Aegon Ltd., a Bermuda exempted company with liability limited by shares, with registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with principal place of business at Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands and registered with the Bermuda Registrar of Companies under number 202302830 ("Aegon" or the "Company"); and
(2)	Vereniging Aegon, a Dutch association (vereniging) with seat in The Hague and with address at Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands and registered with the Dutch Trade Register under number 40531114 ("VA"),

(Aegon and VA each a "Party" and jointly the "Parties").

BACKGROUND:

(A)	This Agreement relates to the split of the activities of VA, whereby a Dutch organisation with a charitable purpose is established separately from the continuing association, the transfer of certain assets and liabilities and activities of VA to such new charitable organisation, and the relationship between VA and Aegon in the context of Aegon's contemplated redomiciliation to the United States of America.
(B)	VA holds an equity interest in Aegon and has two objectives pursuant to its articles of association: (i) in summary, the promotion of the interests of Aegon, its affiliated companies and its stakeholders and the warding off of influences that threaten the continuity, independence or identity of Aegon, and (ii) in summary, investing in or otherwise being involved in charitable activities that align with the character of Aegon and everything related thereto.
(C)	In 2023, in the context of Aegon's redomiciliation to Bermuda, VA and Aegon engaged in discussions regarding future developments at Aegon and VA's position therein. Against that background, the VA Board unanimously adopted the 2023 Board Resolution.
(D)	On 10 December 2025, Aegon announced its intention to move its head office and legal seat to the United States of America (the "Redomiciliation"). It is envisaged that, subject to shareholder approval, the Redomiciliation will take place by means of a continuation of Aegon into Transamerica Inc., a Delaware corporation ("Transamerica"), pursuant to which: (i) Aegon will retain its legal personality without interruption and will continue to exist as Transamerica; and (ii) the common shares of Aegon will remain issued and outstanding and will become shares of common stock of Transamerica.

(E)	Following extensive deliberations, the VA Board and the Aegon Board have concluded that the VA Split (as defined below), in accordance with the terms and subject to the conditions set out in this Agreement, best serves the interests of VA, Aegon and their respective stakeholders.
(F)	In relation to the Redomiciliation, the Parties have engaged in discussions about the future set-up of VA. As part of these discussions, the Parties have discussed a transfer of certain assets and activities of VA to a newly incorporated charitable foundation, "Stichting Aegon Fonds Nederland" ("AFN"), as further described in this Agreement (the "VA Split").
(G)	The Parties acknowledge that the name "Aegon" and related intellectual property rights (including trademark rights) are owned by Aegon and that Aegon shall grant a licence to use the name "Aegon" as part of AFN's name.
(H)	Furthermore, as part of the Redomiciliation, Aegon intends to amend its governance to create a framework that reflects best practices among U.S. peers and positions the Company as a trusted and transparent participant in the American corporate ecosystem. The key elements of the proposed governance framework are set out in the Governance Framework.
(I)	The Parties intend that the VA Split will be effectuated as soon as practicable following the EGM.
(J)	The Governance Framework was shared by Aegon with VA and subsequently discussed between Aegon and the VA Board. The VA Board has expressed its support of the Governance Framework and the proposed governance structure as included therein.
(K)	The board of Aegon has approved entry by Aegon into this Agreement on 27 May 2026.
(L)	The VA Board has approved entry by VA into this Agreement on 27 May 2026.
(M)	The Parties wish to set out in this Agreement the agreed terms and conditions relating to the VA Split and certain governance arrangements in connection therewith.

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

Certain terms used in this Agreement are defined in Schedule 1 (Definitions and Construction).

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2	THE VA SPLIT
2.1	Split structure and timing
2.1.1	The Parties agree, subject to the Conditions, to effectuate the VA Split through incorporation of AFN followed by a donation (schenking) and assignment, as applicable, of the AFN Assets and AFN Liabilities by VA to AFN (the "Implementation Structure"), provided that if the Parties jointly conclude in good faith that an alternative implementation structure would be materially more efficient, the Implementation Structure shall be amended accordingly.
2.1.2	VA shall procure that AFN is incorporated at the latest ten (10) Business Days before the EGM.
2.1.3	VA shall continue to exist following Completion and at Completion shall be renamed "Vereniging Aegon Americas" (or "Association Aegon Americas"), retaining all of VA's assets and liabilities (including for the avoidance of doubt the shares in the capital of Aegon held by VA at that time), other than the AFN Assets and the AFN Liabilities.
2.1.4	For the purposes of this Agreement, the VA Split shall be considered implemented upon the valid receipt by AFN of all or materially all AFN Assets and AFN Liabilities.
2.2	Accession of AFN

The Parties shall procure that AFN shall, following its incorporation, become a party to this Agreement, provided that AFN shall only have such rights and be bound only by such obligations as are expressly allocated to AFN under this Agreement. Prior to AFN having obtained the status of ANBI from the Dutch tax authorities and the ringfenced capital (stamvermogen) for ANBI purposes is determined in the deed of donation, AFN shall not be entitled to exercise its rights to receive the Donation.

3	AFN ASSETS and liabilities
3.1.1	As part of the VA Split, the following assets of VA shall be donated, assigned, or otherwise transferred by VA to AFN:
(a)	EUR 500 million in cash and cash equivalents;
(b)	all sponsor and charity agreements to which VA is a party at the Completion Date, including the agreement with Stichting@ease, Women Inc. and Clara Wichmann institute; and
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(c)	VA's shareholding in Leyden Academy on Vitality and Ageing B.V., including any related agreements,

((a) through (c) jointly, the "AFN Assets").

3.1.2	Liabilities existing at the date of transfer of the relevant AFN Asset and primarily related to such AFN Assets, as set out in Schedule 2 (AFN Assets and AFN Liabilities) (the "AFN Liabilities"), shall transfer simultaneously with the AFN Assets to AFN.
3.1.3	All assets and liabilities not expressly allocated to AFN shall remain with VA, including, for the avoidance of doubt, the shares in Aegon owned by VA.
3.1.4	An overview of the AFN Assets and AFN Liabilities is set out in Schedule 2 (AFN Assets and AFN Liabilities).
3.1.5	To the extent that any AFN Asset or AFN Liability has not been transferred to AFN at Completion (the "Residual AFN Assets and Liabilities"), VA shall transfer as soon as reasonably practicable the Residual AFN Assets and Liabilities to AFN.
4	PURPOSE AND GOVERNANCE OF AFN
4.1	Name and purpose
4.1.1	AFN's purpose shall be to pursue charitable activities in the Netherlands, and support Dutch charitable and societal initiatives, consistent with the purpose of "helping people live their best lives".
4.1.2	AFN's name will be "Stichting Aegon Fonds Nederland".
4.2	AFN governance
4.2.1	AFN will be incorporated by VA. The deed of incorporation including AFN's first articles of association shall be prepared by VA and its advisors. Notwithstanding Clause 4.1, VA, as incorporator, will determine the first governance of AFN and will appoint the first AFN Board members.
4.2.2	Any future changes to the composition of the AFN Board shall be determined by the AFN Board without involvement of Aegon or VA. The AFN Board shall be independent from Aegon and VA.
4.2.3	Any future changes to the articles of association of AFN shall be resolved on by the AFN Board, provided that any amendment to (i) the name of AFN or (ii) the objects clause, as included in AFN's articles of association in accordance with Clause 4.1, shall require the prior written approval of Aegon. The approval rights set out in this Clause 4.2.3 shall lapse seven (7) years following Completion.
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4.3	No investment by AFN in insurance companies or asset management companies

For the first seven (7) years following Completion, AFN shall not invest in financial instruments or make other investments in insurance or asset management companies, other than as part of a broad diversified portfolio investment, and provided further that none of these interests would constitute a substantial holding of AFN within the meaning of part 5.3.3 of the Dutch Financial Supervision Act.

4.4	Discharge

At Completion, VA shall grant each of the VA Board Members A and the VA Members A full and final discharge (décharge) in respect of the performance of their respective duties as board member or member of VA, as applicable, up to and including the date of their resignation.

4.5	Employee Matters

Following the VA Split, AFN may seek to recruit (former) Aegon employees to support AFN's charitable activities. In doing so, AFN will consider whether suitable (former) Aegon employees could fulfil a role within AFN's organisation.

5	PURPOSE AND GOVERNANCE OF VA FOLLOWING THE VA SPLIT
5.1	Amendment VA Articles of Association
5.1.1	Effective at Completion, VA's articles of association shall be amended to:
(i)	rename VA as "Vereniging Aegon Americas";
(ii)	introduce a provision that any future amendment to VA's objects clause shall require the prior written consent of Aegon (except in a hostile scenario as described in art. 27.5 and 27.6 of VA's current articles of association). For the avoidance of doubt, the current objects clause of VA shall not be amended as part of the amendment referred to in this Clause 5.1;
(iii)	amend the definition of "Aegon" so that it includes Aegon's (legal) successors and assignees, including, for the avoidance of doubt, Transamerica;
(iv)	amend the requirements relating to VA Members A. For the avoidance of doubt, VA Members A shall also following this amendment continue to comprise the majority of the VA membership base and be Independent (as defined below) from Aegon; and
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(v)	amend the liquidation provision as follows:

"Artikel 29. Duurzaam overschot aan middelen; vereffening.

29.1       Ingeval de vereniging beschikt over middelen die duurzaam niet zijn aangewend voor de vervulling van het doel der vereniging en niet langer voor dit doel gereserveerd behoeven te blijven, kunnen zodanige middelen in overeenstemming met de artikelen 29.2 en 29.3 worden aangewend als ware sprake van een liquidatieoverschot.

29.2       De vereffening geschiedt door het bestuur onder toezicht van algemene ledenvergadering; gedurende de vereffening blijven de statuten zoveel mogelijk van kracht.

29.3       Aan een liquidatieoverschot wordt door de algemene ledenvergadering op voorstel van het bestuur een bestemming gegeven zoveel mogelijk overeenkomstig het doel der vereniging, dan wel bij gehele of gedeeltelijke onmogelijkheid daartoe een bestemming ter zake van maatschappelijke activiteiten ~~met een Nederlandse signatuur~~; aan de leden als zodanig zal nimmer een deel hiervan ten goede mogen komen.”

Unofficial English translation:

"Article 29. Permanent surplus of means; Liquidation.

29.1 If the Association has available resources which are permanently not used for achieving the objects of the Association and which no longer need to be set aside for these objects, in accordance with Articles 29.2 and 29.3 such resources may be used, as if constituting a liquidation balance.

29.2 The Board completes the liquidation procedure under the supervision of the General Meeting of Members. During the liquidation, the provisions of these Articles of Association remain in force to the extent possible.

29.3 The General Meeting of Members shall, upon proposal of the Board, designate the liquidation proceeds, to the extent possible in accordance with the objects of the Association, to the extent partly or as a whole impossible for that purpose, to social and charitable activities ~~with a Dutch theme~~; accordingly the Members may not benefit from the liquidation proceeds."

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5.1.2	The amendment to VA's articles of association referred to in this Clause 5.1 shall be prepared by the VA Members B and their advisors.
5.1.3	Any future changes to VA's articles of association shall be resolved upon by VA, provided that, for as long as the Liquidation Interpretation Agreement is in full force and effect, any amendment to the liquidation provision included in the articles of association of VA or similar constitutional document, shall require the prior written approval of AFN.
5.2	Liquidation Interpretation Agreement Association and AFN

The Association and AFN shall, at Completion, enter into the Liquidation Interpretation Agreement. For the avoidance of doubt, only the Association and AFN shall be a party to and have rights and obligations under the Liquidation Interpretation Agreement and Aegon shall not be a party thereto.

5.3	VA Membership
5.3.1	All VA Members A shall cancel their VA membership at Completion in accordance with the cancellation notices referred to in the Completion Schedule. The VA Members B shall remain member of VA. At Completion, VA's membership shall be expanded with additional independent VA Members A to ensure that the majority of the Association's membership base is independent within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual from Aegon (treating Aegon as if it were the "listed company" for purposes of applying such definition) ("Independent").
5.3.2	The new VA Members A that will accede at Completion shall be nominated by the VA Members remaining after Completion, with the shift in the geographical footprint of Aegon following the Redomiciliation and the desire of continued independence of VA as guiding principles.
5.4	VA Board
5.4.1	All VA Board Members A shall resign as VA board members at Completion in accordance with the cancellation notices referred to in the Completion Schedule.
5.4.2	The VA Board Members B shall continue as members of VA's board. At Completion, the VA Board shall be expanded with additional VA Board Members A to ensure that the majority of the VA board is Independent from Aegon.
5.4.3	The new VA Board Members A that will be appointed at Completion shall be nominated by the VA Members remaining after Completion.
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5.5	Aegon's Approval Right
5.5.1	Aegon hereby confirms and undertakes to VA and AFN that when exercising its right to approve amendments to VA's objects clause as referred to in Clause 5.1.1(ii), Aegon will always act in good faith. In doing so, Aegon will have due regard to the purpose and objects of VA, and will not exercise such right in a manner that is arbitrary, unreasonable or contrary to the legitimate interests of VA from time to time.
5.5.2	The commitments set out in Clause 5.5.1 are made for the benefit of both VA and AFN. Until AFN becomes a party to this Agreement in accordance with Clause 2.2, such commitments constitute, to the extent made for the benefit of AFN, an irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of AFN, which AFN may accept following its incorporation.
5.5.3	The commitments set out in this Clause 5.5 shall remain in force for a period of seven (7) years following Completion.
6	COOPERATION OF VA, AEGON and AFN

VA, Aegon and AFN shall use their reasonable best efforts to procure that individual VA Members, VA Board Members and AFN Board members shall cooperate to give full effect to, and take such steps as necessary to implement, the VA Split and the other arrangements included in this Agreement, including specifically the governance arrangements as set out in Clause 4 and Clause 5.

7	2023 VA BOARD RESOLUTION

VA confirms that Completion constitutes the adjustment as referred to in the written board resolution of VA dated 21 June 2023 and that as a result thereof such resolution serves no further effect.

8	GOVERNANCE OF AEGON
8.1	Governance framework
8.1.1	The governance framework annexed to this Agreement as Schedule 3 (Governance Framework) ("Governance Framework") shall serve as the basis for Aegon's engagement with its stakeholders on Aegon's post-Redomiciliation governance, which governance is anticipated to be voted on by Aegon's shareholders at the EGM as part of the vote on the Redomiciliation.
8.1.2	For the avoidance of doubt, VA shall not have or be granted any nomination rights in relation to the composition of the board of Aegon and its (legal) successors and assigns.
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8.1.3	If the Governance Framework is materially amended as a result of Aegon's engagement with its stakeholders as referred to in Clause 8.1.1, the Parties shall discuss in good faith whether such amendment has any implications for the arrangements contemplated under this Agreement and, if so, how such implications should be addressed.
8.2	EGM

An extraordinary general meeting of shareholders of Aegon to resolve upon the Redomiciliation and related aspects shall be organised by Aegon and is currently anticipated for Q4 2026 (the "EGM").

8.3	Voting undertaking VA

VA and Aegon shall in good faith discuss the possibility of a voting undertaking by VA for a vote in favour of the Redomiciliation at the EGM. Such voting undertaking, if agreed, shall be provided to Aegon no later than one day before the convocation of the EGM.

9	CONDITIONS PRECEDENT
9.1	Conditions

Completion is subject to the satisfaction or waiver (by both Parties) of the following Conditions:

(a)	AFN having been duly incorporated, provided that if as a result of changes to the Implementation Structure AFN would be incorporated as part of the implementation of the VA Split, this Condition shall be deemed waived by the Parties;
(b)	approval of the relevant resolutions relating to the Redomiciliation (including the post-Redomiciliation governance of Aegon, materially in the form as set out in the Governance Framework) by the general meeting of Aegon;
(c)	AFN having obtained the status of ANBI from the Dutch tax authorities; and
(d)	approval by the VA General Meeting of the amendment of the articles of association of VA in accordance with Clause 5.1.
9.2	Reconsideration of VA Split

If the Conditions set out in Clause 9.1(b) and 9.1(c) are not fulfilled at (the day of) the EGM, the Parties shall discuss in good faith if and to which extent they shall proceed with the VA Split.

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10	TIMING AND IMPLEMENTATION
10.1	Completion Date
10.1.1	On the Completion Date, the Parties shall complete the Completion Actions set out in Schedule 4 (Completion Schedule) in the order set out therein.
10.1.2	Completion will take place on the fifth (5th) Business Day after the Conditions have been satisfied or waived in accordance with Clause 9, or another date as agreed between the Parties (the "Completion Date").
10.1.3	In the period between the date of this Agreement and the Completion Date, the Parties shall cooperate in good faith to prepare the various steps required for Completion, including the preparation and finalisation in agreed form of all documents, powers of attorney, approvals and other instruments required to effect Completion.
10.1.4	VA and AFN shall enter into a detailed letter from the Notary (the "Notary Letter"), on customary terms, setting out the arrangements for the deposit of the cash amount referred to in Clause 3.1.1(a) into the third-party account (derdenrekening) of the Stibbe Notary and the release thereof to AFN, and shall sign the Notary Letter ultimately one (1) Business Day before the Completion Date.
10.2	Implementation

The Parties shall further agree and consider appropriate timing for the preparations relating to the implementation of the VA Split, including but not limited to engagement with the Dutch Tax Authorities.

10.3	Long stop date

If the Conditions have not been satisfied or waived by 1 December 2027 (inclusive), each Party may terminate this Agreement by notice to the other Party.

11	TAX
11.1	ANBI status
11.1.1	VA's counsel shall assess and determine whether AFN is eligible to qualify as an ANBI. As obtaining such qualification is a Condition, each Party shall use its reasonable efforts and cooperate in good faith to take all actions within its reasonable control that are necessary or reasonably appropriate to obtain ANBI status for AFN, and shall use reasonable efforts to do so no later than the implementation date of the VA Split.
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11.1.2	Each Party shall use its reasonable efforts to provide such information, documentation, and assistance as may be reasonably requested by VA in connection with the foregoing, to the extent within its reasonable control and subject to applicable legal privilege and confidentiality obligations.
11.2	Tax indemnities
11.2.1	Any Dutch gift tax (schenkbelasting) arising from or in connection with the Donation and any tax liability primarily relating to the AFN Assets and Liabilities shall be borne solely and entirely by AFN. AFN shall indemnify and hold harmless VA from and against any liability, loss, cost or expense (including any interest or penalties thereon) suffered or incurred by VA as a result of VA being held liable (whether primarily or secondarily) for (i) any such Dutch gift tax (schenkbelasting) or (ii) any such tax liability primarily relating to the AFN Assets and Liabilities, provided that such indemnification obligation shall not apply to the extent that the relevant tax liability is caused by any act or omission of VA after the Completion Date.
11.2.2	Any tax liability of VA, other than the Dutch gift tax (schenkbelasting) arising from or in connection with the Donation or any tax liability primarily relating to the AFN Assets and Liabilities, in each case referred to in Clause 11.2.1, shall be borne solely and entirely by VA. VA shall indemnify and hold harmless AFN from and against any liability, loss, cost or expense (including any interest or penalties thereon) suffered or incurred by AFN as a result of AFN being held liable (whether primarily or secondarily) for any such tax liability, provided that such indemnification obligation shall not apply to the extent that the relevant tax liability is caused by any act or omission of AFN after the Completion Date.
12	PUBLIC DISCLOSURES AND ANNOUNCEMENTS

Unless Aegon in its sole discretion requires earlier disclosure necessary to comply with the Market Abuse Regulation or any other legal or regulatory requirement, as soon as possible after the signing of this Agreement and in any event prior to the opening of Euronext Amsterdam on the first trading day after the signing of this Agreement the Parties shall issue separate or joint press releases disclosing the VA Split and (certain elements of) the Governance Framework, in each case as contemplated by this Agreement. The contents of any such press releases shall be coordinated and agreed between the Parties, insofar its contents relate to the VA Split or the arrangements set out in this Agreement.

13	CONFIDENTIALITY

All information exchanged between the Parties in connection with this Agreement constitutes confidential information under the NDA, which remains in full force and effect. Each Party shall keep confidential and shall not use for purposes other than the purposes contemplated by this Agreement all non-public information provided to it by the other Party or otherwise obtained by it under or in connection with this Agreement, provided that if and to the extent that the Dutch tax authorities require information to be provided to them in respect of the VA Split, the Parties will in good faith confer and agree as to the manner in which such information will be provided, provided, however that if such information pertains to Aegon, Aegon shall – after the good faith discussions referenced above with the other Parties – be entitled to finally decide on whether such information is provided and in which manner. Notwithstanding the foregoing, the Parties agree that this Agreement may be shared with the Dutch tax authorities.

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14	EXPENSES

Subject to Clause 11.2, each Party shall bear its own fees, expenses, taxes, charges and duties incurred or due by it in connection with the VA Split (including this Agreement), the EGM, and the Redomiciliation. For the avoidance of doubt, any fees and expenses incurred by or on behalf of VA in connection with the VA Split, shall be for VA's account.

15	VALIDITY
15.1	Signing
15.1.1	This Agreement does not have any legal effect until each Party has validly signed this agreement.
15.1.2	If this Agreement is signed in counterparts, these counterparts will count as one agreement.
15.1.3	This Agreement may be signed with an electronic signature. This has the same effect as if signed with a handwritten signature, provided that the electronic signature qualifies as an advanced electronic signature or a qualified electronic signature within the meaning of article 3 of the eIDAS Regulation and article 3:15a BW.
15.2	Invalidity
15.2.1	In this Clause 15.2 "enforceable" includes legal, valid and binding (and derivative terms are to be construed accordingly).
15.2.2	If any provision in this Agreement is held to be or becomes unenforceable (in each case either in its entirety or in part) under any law of any jurisdiction:
(a)	that provision will to the extent of its unenforceability be deemed not to form part of this Agreement but, subject to the restrictions of article 3:41 of the Dutch Civil Code, the enforceability of the remainder of this Agreement will not be affected; and
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(b)	the Parties shall use reasonable efforts to agree a replacement provision that is enforceable to achieve so far as possible the intended effect of the unenforceable provision.
16	ENTIRE AGREEMENT

This Agreement (together with the NDA) contains the entire agreement of the Parties in relation to its subject matter. Subject to Completion, all previous agreements and arrangements made by the Parties in relation to that subject matter (other than the NDA) will be deemed terminated.

17	AMENDMENTS AND WAIVERS
17.1	Amendments and waivers

This Agreement may not be amended, supplemented or waived except by a written agreement between the Parties.

17.2	No deemed waivers

No failure to exercise, nor any delay in exercising, by a Party, any right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy.

18	THIRD PARTY RIGHTS

Except where this Agreement expressly provides otherwise:

(a)	it contains no stipulations for the benefit of a third party (derdenbedingen) which may be invoked by a third party against a Party; and
(b)	where this Agreement contains a stipulation for the benefit of a third party, this agreement (including the relevant third party's rights under this agreement) may be terminated, amended, supplemented or waived (in each case either in its entirety or in part) without that third party's consent.
19	RESCISSION, ERRORS AND SUSPENSION
19.1	No rescission; errors
19.1.1	No Party may fully or partly rescind (ontbinden) this Agreement.
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19.1.2	If a Party has made an error (heeft gedwaald) in relation to this Agreement, it shall bear the risk of that error.
19.2	No suspension

No Party may suspend (opschorten) performance of its obligations under or in connection with this Agreement on whatever grounds.

20	NO ASSIGNMENT

No Party may fully or partly assign or encumber rights and obligations under this Agreement without the other Party's prior written consent. Without this consent, no assignment or encumbrance is effected.

21	Continuity and Lapse of Rights
21.1.1	AFN's rights under this Agreement shall survive any restructuring, conversion, merger, demerger, redomiciliation, change in legal form, transfer of all or substantially all assets, or any other similar corporate transaction involving VA or its successors or assigns. VA shall procure that any successor entity (i) for as long as the Liquidation Interpretation Agreement is in full force and effect, adopts constitutional documents containing the liquidation provision as set out in Clause 5.1.1, (ii) assumes the obligations of VA towards AFN under this Agreement, and (iii) irrevocably submits to Dutch law and the jurisdiction of the Amsterdam District Court in respect of any dispute arising out of or in connection with this Agreement.
21.1.2	If either AFN or Aegon ceases to exist and there is no legal successor or assign of such Party, any approval rights of such Party under this Agreement (including any approval rights in respect of amendments to the articles of association of another Party) shall automatically and irrevocably lapse, and the remaining Party or Parties shall not be required to obtain the approval of such ceased Party in respect of any matter under this Agreement.
22	NOTICES
22.1	Communications in writing

Any communication to be made under or in connection with this Agreement must be made in writing and sent by regular mail, fax or e-mail.

22.2	Addresses
22.2.1	The address and e-mail addresses for each Party for any communication to be made under or in connection with this Agreement are:
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For Aegon:

Aegon Ltd.

Attn. General counsel

Schiphol Boulevard 223

1118 BH Schiphol

The Netherlands

Generalcounsel@aegon.com

With a copy to (such copy not constituting formal notice):

Reinier.kleipool@debrauw.com and Maurits.burggraaf@debrauw.com

For VA:

Vereniging Aegon

Attn. Mr. Hijmans van den Bergh

Schiphol Boulevard 223

1118 BH Schiphol

The Netherlands

Secretariaat@verenigingaegon.nl

With a copy to (such copy not constituting formal notice):

Heleen.kersten@stibbe.com and Omar.elgachi@stibbe.com

or any substitute address or fax number or department or officer as the Party may notify to the other Party by not less than five (5) Business Days' notice.

22.2.2	Upon its accession to this Agreement, AFN shall inform the other Parties of its notice details.
23	GOVERNING LAW AND dispute resolution
23.1	Governing law

This Agreement (including Clause 23.2 (Jurisdiction)) and any non-contractual obligation arising out of or in connection with it are governed exclusively by Dutch law.

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23.2	Jurisdiction

All disputes arising out of or in connection with this Agreement, including disputes concerning its existence, its validity and any non-contractual obligation, will be resolved by the Amsterdam District Court.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ E. Friese

Aegon Ltd.
By: E. Friese
Title: CEO

/s/ L.J. Hijmans van den Bergh	/s/ M.J. Tijssen

Vereniging Aegon	Vereniging Aegon
By: L.J. Hijmans van den Bergh	By:
Title: Voorzitter	Title: Vice-voorzitter

Upon its accession:

Stichting Aegon Fonds Nederland	Stichting Aegon Fonds Nederland
By:	By:
Title:	Title:

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Schedule 1	Definitions and Construction

1	Definitions and construction

1.1           Definitions in this agreement:

"2023 Board Resolution" means the VA Board resolution dated 21 June 2023 which sets out that, in the event that Aegon's ties with the Netherlands (including its principal place of business, its chief executive officer, its primary listing and its substantial activities in the Netherlands) no longer exist, the VA Board will consult and use reasonable endeavours to reach agreement on the manner in and timetable within which VA's structure, its existing relationship with Aegon and/or its shareholding in Aegon would need to be adapted to such developments, having regard to VA's social embedding in the Netherlands and VA's importance to Aegon;
"Aegon" has the meaning given to it in the preamble;
"Agreement" means this Framework Agreement, including its Schedules and Annexes;
"AFN" has the meaning given to it in Recital (F);
"AFN Assets" has the meaning given to it in Clause 3.1.1;
"AFN Board" means the board of AFN from time to time;
"AFN Liabilities" has the meaning given in Clause 3.1.2;
"ANBI" means Algemeen Nut Beogende Instelling within the meaning of the Dutch General State Taxes Act (Algemene wet inzake rijksbelastingen);
"Association" has the meaning given to it in the preamble of Schedule 5 (Liquidation Interpretation Agreement);
"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in the Netherlands;
"BW" means the Dutch Civil Code (Burgerlijk Wetboek);
"Company" has the meaning given to it in the preamble;

"Completion" means the completion of all or materially all of the Completion Actions set out in the Completion Schedule in accordance with Clause 10, provided that in any event all steps in relation to the cash and cash equivalents donation should be completed for Completion to have been deemed to have occurred;

"Completion Actions" has the meaning given to it in Schedule 4 (Completion Schedule);

"Completion Date" has the meaning given to it in Clause 10.1.2;
"Completion Schedule" means the schedule setting out the specific steps required to effect Completion, as set out in Schedule 4 (Completion Schedule);
"Conditions" means each of the conditions precedent set out in Clause 9.1, and "Condition" means any one of them;
"De Brauw Notary" means civil law notary (notaris) R.H. Kleipool of De Brauw Blackstone Westbroek N.V. or his substitute;
"Deed of Amendment" means the notarial deed of amendment pursuant to which the relevant governance arrangements set out in Clause 5 are implemented at VA;
"Donation" means the donation (schenking) or assignment, as the case may be, of the AFN Assets by VA to AFN at Completion in accordance with this Agreement;
"Donation Agreement" means the donation agreement by and between VA and AFN pursuant to which the AFN Assets are donated by VA to AFN in accordance with Clause 3, whether as a separate agreement or as part of a notarial deed;
"EGM" has the meaning given to it in Clause 8.2;
"Governance Framework" means certain key elements of Aegon's proposed post-Redomiciliation governance framework as referred to in Recital (H) and set out in Schedule 3 (Governance Framework);
"Implementation Structure" has the meaning given to it in Clause 2.1.1;
"Independent" has the meaning given to it in Clause 5.3.1;
"Liquidation Interpretation Agreement" means the agreement between VA and AFN relating to the interpretation of the liquidation provision in VA's articles of association, to be entered into at Completion, substantially in the form set out in Schedule 5 (Liquidation Interpretation Agreement );

"NDA" means the non-disclosure agreement between Aegon and VA dated 28 October 2020;
"Notary Letter" has the meaning given to it in Clause 10.1.4;
"Party" and "Parties" have the meaning given to them in the preamble;
"Redomiciliation" has the meaning given to it in Recital (D);
"Residual AFN Assets and Liabilities" has the meaning given to it in Clause 3.1.5;
"Schedule" means a schedule to this Agreement;
"Stibbe Notary" means civil law notary (notaris) M.A.J. Cremers of Stibbe N.V. or her substitute;
"Transamerica" has the meaning given to it in Recital (D);
"VA" has the meaning given to it in the preamble;
"VA Board" means the board of VA from time to time;
"VA Board Members" means the VA Board Members A and the VA Board Members B jointly;
"VA Board Members A" means the board members A of VA from time to time;
"VA Board Members B" means the board members B of VA from time to time;
"VA General Meeting" means the general meeting of members of VA;
"VA Members" means the VA Members A and the VA Members B jointly;
"VA Members A" means the Members A of VA, being those members of VA designated as such in VA's articles of association;
"VA Members B" means the Members B of VA, being those members of VA designated as such in VA's articles of association; and
"VA Split" has the meaning given to it in Recital (F).
1.2	Construction
1.2.1	In this agreement, unless a contrary indication appears:

(a)	any reference to this "agreement" or any other document also refers to any amendment or supplement to it and any restatement of it;
(b)	any reference to a "Party" also refers to its successors in title (rechtsopvolgers onder algemene titel), permitted assigns and permitted transferees;
(c)	a "person" includes any natural person, legal entity or other person (whether under public or private law, whether or not having legal personality and wherever existing or registered); and
(d)	"the Netherlands" means the European part of the Kingdom of the Netherlands (and all derivative terms, including "Dutch", are to be construed accordingly).
1.2.2	In this agreement, unless a contrary indication appears:
(a)	"as of" includes the day or moment referred to by it;
(b)	"including" means including without limitation (and all derivative terms are to be construed accordingly).
1.2.3	The Schedules are part of this agreement.
1.2.4	Headings do not affect the interpretation of this agreement.
1.2.5	Where the context permits, any reference to a gender includes all genders.

Schedule 2	AFN Assets and AFN Liabilities

Part A – AFN Assets

1.	EUR 500,000,000 (five hundred million euro) in cash and cash equivalents, comprising:
a.	a cash amount to be deposited by VA into the third-party account (derdenrekening) of the Stibbe Notary in accordance with the Notary Letter and released to AFN at Completion;
b.	the following fund participations held by VA, to be transferred to AFN at Completion:
i.	"Aegon European ABS Fund Euro Class I Acc", with ISIN code "IE00BZ005F46"; and
ii.	"AEAM Money Market Euro Fund Class I Euro Acc", with ISIN Code "NL0015002PG0",

whereby the exact allocation between cash and fund participations, and the number of fund units to be transferred (if any), shall be determined by VA prior to the Completion Date, provided that the aggregate value of cash and cash equivalents shall equal EUR 500,000,000 (five hundred million euro) at the Completion Date.

2.	The following agreements to which VA is a party at the Completion Date, to be transferred to AFN by way of transfer of contract (contractsoverneming) with the cooperation of the relevant counterparties:
a.	the agreement "Overeenkomst tot ondersteuning van Stichting @ease" by and between Vereniging Aegon and Stichting @ease, dated 5 July 2024 (the "@Ease Agreement");
b.	the agreement "Overeenkomst tot ondersteuning van Stichting Women Inc." by and between Vereniging Aegon and Stichting WOMEN Inc., dated 11 July 2025 (the "WOMEN Inc Agreement"); and
c.	the agreement "Overeenkomst tot ondersteuning van Stichting Bureau Clara Wichmann" by and between Vereniging Aegon and Stichting Bureau Clara Wichmann, effective as of 1 January 2026 (the "BCW Agreement"), including all rights and obligations under or in connection with such agreements.

3.	VA's entire shareholding in Leyden Academy on Vitality and Ageing B.V., to be transferred to AFN by way of notarial deed of transfer executed by the Stibbe Notary, together with all related agreements, including the financial support arrangement pursuant to which VA provides annual funding to Leyden Academy.

Part B – AFN Liabilities

1.	All liabilities existing at the Completion Date with respect to the AFN Assets listed in Part A of this Schedule 2 (AFN Assets and AFN Liabilities) and primarily related to such AFN Asset, including:
a.	the agreed financial contribution to Stichting @ease, as of the Completion Date, as set out in the @Ease Agreement;
b.	the agreed financial contribution to Stichting WOMEN Inc., as of the Completion Date, as set out in the WOMEN Inc. Agreement; and
c.	the agreed financial contribution to Stichting Bureau Clara Wichmann, as of the Completion Date, as set out in the BCW Agreement.

2.	All liabilities existing at the Completion Date and arising under or in connection with VA's shareholding in Leyden Academy on Vitality and Ageing B.V. and the related financial support arrangement.

3.	VA's commitment (toezegging) to donate EUR 25,000 per annum as of 2027 to "Nationaal Fonds 4 en 5 mei" (which commitment has not yet been formalised in writing).

4.	VA's commitment (toezegging) to donate EUR 12,500 per annum to "Nederlandse Bachvereniging".

Schedule 3	Governance Framework

Proposed Governance Framework

As previously announced, Aegon intends to redomicile to the United States. Transamerica, Aegon's U.S. subsidiary, now represents approximately 70% of the Company’s operations and is the largest contributor to profit and cash flow. This business-driven decision will align Aegon's headquarters, legal domicile, tax residency, accounting standards, and governance structure with the location of its largest business.

The following table outlines the proposed governance changes, which reflect a deliberate transition away from Dutch law legacy provisions and toward a framework consistent with US legal requirements and company practices, and the expectations of leading institutional investors. Most notably, the company is proposing to simplify its capital structure by eliminating the Common Shares B and having one class of common stock with equal voting rights.

Prior to the stockholder vote to redomicile to the U.S. at the EGM in Q4 2026, we will consider the input gathered during investor engagement on this governance framework before we finalize our registration statement with the SEC.

Board
Current Governance	Future governance
Staggered board with four year terms	Current term of the relevant board member is respected after which annual elections apply, with the full board including the CEO up for annual election as of 2030
Shareholder proposed director election (i.e. contested director) requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement for contested director elections and adopt majority voting in uncontested elections and plurality voting in contested elections
Shareholder proposed director removal requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement and adopt majority voting requirement
Aegon has diversity language included in its board regulations aiming for 30% representation of each gender in its Board and Executive Committee	Not include any quantitative criteria tied to immutable characteristics and instead include more general considerations regarding board qualifications

Director remuneration is governed by a policy proposed by the Board and adopted by shareholders via a binding vote every four years. Additionally, the annual remuneration report is subject to a non-binding advisory vote at each AGM

Director compensation is determined by the (compensation committee) of the Board. However, NYSE rules require shareholder approval of equity compensation plans.

Also, the company aims to hold annual non-binding “say on pay” vote on compensation of named executive officers as well as a “say on frequency” vote every six years

Board authority
Current Governance	Future governance

Stockholders have pre-emptive rights to participate pro rata in new share issuances, except in specific cases; stockholders annually authorize the Board to exclude these rights for issuances within the Board’s authority

Pre-emptive rights will be removed considering such provisions are very uncommon for issuers in the United States

The Board may issue shares up to 10% of the issued capital without further approval, while issuances above this threshold require stockholder authorization unless justified by capital protection needs or pre-existing rights

The requirement for stockholder authorization to issue greater than 10% of issued capital will be removed as annual limits on the board’s ability to issue equity are not a common feature of the charter documents of Delaware corporations in the S&P 400

However, NYSE rules require stockholder approval of issuances in excess of 20% of the outstanding capital in ordinary circumstances and for issuances of 5% and 1% involving certain related parties

The Board may propose a final dividend at its discretion, subject to stockholder approval by simple majority at the AGM	Stockholder approval requirement for final dividends will be removed considering such provisions are very uncommon in the United States
Stockholder authorization is required for Board acquiring own shares.	Stockholder authorization requirement for acquiring own shares will be removed considering such provisions are very uncommon in the United States

Capital
Current Governance	Future governance
Aegon has an authorized capital comprising of Common Shares and Common Shares B

Eliminate Common Shares B and associated special cause voting construct and convert all outstanding Common Shares B on a 40 to 1 basis into Common Shares in accordance with conversion ratio set-out in current bye-laws.

Authorize a new class of preferred stock with terms (including powers, preferences and rights) to be determined by the Board.

Other stockholder rights
Current Governance	Future governance
Stockholders holding at least 1% (or 100 collectively) may place items on the meeting agenda

Right of stockholders holding at least 1% (or 100 collectively) to put item on agenda will be removed

However, the company’s transition to SEC proxy rules, including Rule 14a-8, will ease stockholder access to submit proposals for the (annual) meeting

Stockholders representing 10% of the shares have right to call a stockholders meeting.	Stockholders right to call a special meeting will be maintained but will be subject to appropriate advance notice and formal procedural requirements

Mandatory offer provision requiring that stockholder(s) that acquire 30% or more of the shares in Aegon are required to make a bid on all outstanding shares

If interested stockholder acquires ≥ 15% of the voting without prior approval of the board, it may not engage in a business combination for three years unless 2/3 of the shares not owned by it approve the business combination

Stockholder approval is required for certain major transactions

The requirement to approve major transactions will be removed, albeit that Delaware law provides for mandatory stockholder approval requirements for mergers and sales of all or substantially all assets (currently included in bye-law 43a)

Furthermore, stockholder approval requirements of the NYSE Rules in relation to acquisitions involving ≥ 20% stock consideration will apply upon becoming domestic issuer

Mergers, amalgamations, continuations and amendments to our bye-laws require the approval of the Board and the stockholders	Mergers require both board and stockholder approval under Delaware law Board can amend bylaws unilaterally and the stockholders should be able to amend the bylaws by majority vote
Stockholders annually appoint auditor on proposal of Board	As a result of becoming a domestic issuer appointment of auditor will vest exclusively in audit committee

Schedule 4	Completion Schedule

1	COMPLETION ACtions

On the Completion Date, the following actions (the "Completion Actions") will be taken in the order set out below:

(a)	each Party shall confirm to the Stibbe Notary the satisfaction or waiver of the Conditions;
(b)	VA and AFN shall (i) instruct the Stibbe Notary to release the signatures of the Donation Agreement and (ii) deliver to the Stibbe Notary duly executed powers of attorney, approvals and any other documents required for the Donation, and (iii) instruct the Stibbe Notary to execute any notarial deed required for the Donation;
(c)	VA shall deliver the AFN Assets to AFN and transfer the AFN Liabilities to AFN, in accordance with Clause 3.1.1 and Clause 3.1.2, by: (i) instructing the Stibbe Notary to release the cash amount deposited into the third-party account (derdenrekening) of the Stibbe Notary in accordance with the Notary Letter to the bank account of AFN designated thereto by AFN, (ii) transferring or assigning to AFN the cash equivalents forming part of the AFN Assets, including by way of assignment (cessie), delivery, book-entry transfer (girale overboeking) under the Securities (Bank Giro Transactions) Act (Wet giraal effectenverkeer) or any other manner appropriate to the nature of the relevant instrument, as applicable, (iii) instructing the Stibbe Notary to execute the notarial deed of transfer pursuant to which VA's entire shareholding in Leyden Academy on Vitality and Ageing B.V. is transferred to AFN, (iv) effecting the transfer of contract (contractsoverneming) of the agreements referred to in Clause 3.1.1(b) from VA to AFN, subject to the cooperation of the relevant counterparties, and (v) transferring the AFN Liabilities to AFN, including by way of assumption of debt (schuldoverneming) or any other manner appropriate to the nature of the relevant liability, with the consent of the relevant creditors (if applicable);
(d)	Aegon and AFN shall instruct the Stibbe Notary to release the signatures of the intellectual property licence agreement pursuant to which Aegon grants AFN a licence to use the name "Aegon" and any related intellectual property rights;
(e)	VA shall deliver to the Stibbe Notary and the De Brauw Notary the executed resignation letters of the VA Members A and the VA Board Members A;

(f)	VA shall deliver to the Stibbe Notary and the De Brauw Notary the resolution of the VA General Meeting pursuant to which (i) the governance amendments of VA as set out in Clause 5, (ii) the expansion of the VA membership base as set out in Clause 5, and (iii) the relevant discharges of the VA Members A and VA Board Members A as set out in Clause 4.4, are effected, implemented or provided (as applicable);
(g)	the Parties shall instruct the De Brauw Notary to execute the Deed of Amendment;
(h)	AFN and VA (at such time named "Vereniging Aegon Americas") shall instruct the Stibbe Notary to release the signatures of the Liquidation Interpretation Agreement.

Schedule 5	Liquidation Interpretation Agreement

THIS AGREEMENT IS DATED ____ 2026 AND MADE BETWEEN:

(1)	Stichting Aegon Fonds Nederland, a Dutch foundation (stichting) with seat in [●] and with address at [●], The Netherlands and registered with the Dutch Trade Register under number [●] ("AFN"), and
(2)	Vereniging Aegon Americas, a Dutch association (vereniging) with seat in The Hague and with address at Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands and registered with the Dutch Trade Register under number 40531114 (the "Association"),

(AFN and the Association each a "Party" and jointly the "Parties").

BACKGROUND:

(A)	On [date] the Association and Aegon entered into the Framework Agreement. On [date] AFN acceded to the Framework Agreement.
(B)	On [date] the VA Split was implemented in accordance with the terms of the Framework Agreement. Upon the implementation of the VA Split, the articles of association of the Association were amended to inter alia remove the explicit reference to social activities with a Dutch theme from the liquidation provision.
(C)	Against this background, the Parties now wish to agree on the interpretation of certain elements of the liquidation provision of the Association.
2	InterpreTation
2.1.1	Capitalised terms used in this Liquidation Interpretation Agreement shall have the meaning given to them in the Framework Agreement, unless expressly indicated otherwise.
2.1.2	This Liquidation Interpretation Agreement shall be construed in accordance with Clause [1.2] of [Schedule 1 (Definitions and Construction)] of the Framework Agreement.
3	Interpretation of Liquidation provision Association
3.1.1	This Liquidation Interpretation Agreement sets out the agreed interpretation of the liquidation provision in [Article 29] of the Association's articles of association. In the event of any inconsistency between such liquidation provision and this Liquidation Interpretation Agreement, this Liquidation Interpretation Agreement shall prevail as between the Parties.

3.1.2	The Association confirms to AFN that:
(i)	if the Association resolves on its dissolution in accordance with its articles of association, to the extent permitted by law, it shall designate and distribute the Netherlands-Earmarked Liquidation Assets to charitable causes aimed predominantly at Dutch society within a reasonable period after the resolution to dissolve the Association has been adopted.

"Netherlands-Earmarked Liquidation Assets" shall mean:

the percentage set forth in the table below of all net assets of the Association at the date on which the general meeting of the Association resolves on its dissolution, and

(ii)	if the Association disposes of all its Aegon shares in exchange for cash, to the extent permitted by law, the Association shall deem the Netherlands-Earmarked Assets to be assets which are permanently not used for achieving the objects of the Association within the meaning of article [29.1] of the Association 's articles of association and shall designate and distribute the Netherlands-Earmarked Assets to charitable causes aimed predominantly at Dutch society within a reasonable period.

"Netherlands-Earmarked Assets" shall mean:

The percentage set forth in the table below at the date on which the disposal referred to in this Clause is completed of:

(a) any net cash proceeds resulting from such disposal, plus

(b) the vast majority of net cash (or cash like instruments) held by the Association at such date,

provided that (i) the Association must (continue to) be able to pay off all its debts and that any assets required by the Association to do so, as well as (ii) any loans granted by the Association or funding otherwise provided by the Association, in each case in accordance with the objects of the Association, shall not be considered Netherlands-Earmarked Assets.

Time period[1]	Percentage
[Date of VA Split] – [date one year minus one day after VA Split]	100%
[Date one year after VA Split] – [date two years minus one day after VA Split]	At least 85%
[Date two years after VA Split] – [date three years minus one day after VA Split]	At least 70%
[Date three years after VA Split] – [date four years minus one day after VA Split]	At least 55%
[Date four years after VA Split] – [date five years minus one day after VA Split]	At least 40%
[Date five years after VA Split] – [date six years minus one day after VA Split]	At least 25%
[Date six years after VA Split] – [date seven years minus one day after VA Split]	At least 10%

4	Termination
4.1.1	This Liquidation Interpretation Agreement shall terminate by operation of law on the earlier of (i) the date falling seven (7) years after the date of the implementation of the VA Split, being [date], and (ii) the date on which the Association has made the distribution to charitable causes aimed predominantly at Dutch society in accordance with Clause 3.1.1.
5	THIRD PARTY RIGHTS

Except where this Liquidation Interpretation Agreement expressly provides otherwise:

(a)	it contains no stipulations for the benefit of a third party (derdenbedingen) which may be invoked by a third party against a Party; and
(b)	where this Liquidation Interpretation Agreement contains a stipulation for the benefit of a third party, this agreement (including the relevant third party's rights under this agreement) may be terminated, amended, supplemented or waived (in each case either in its entirety or in part) without that third party's consent.

[1]	Note to draft: All dates to be completed before agreement is executed.

6	NO ASSIGNMENT

No Party may fully or partly assign or encumber rights and obligations under this Liquidation Interpretation Agreement without the other Party's prior written consent. Without this consent, no assignment or encumbrance is effected.

7	ENTIRE AGREEMENT

This Liquidation Interpretation Agreement (together with the Framework Agreement) contains the entire agreement of the Parties in relation to its subject matter. All previous agreements and arrangements made by the Parties in relation to that subject matter (other than the Framework Agreement) are hereby terminated.

8	Miscellaneous

Clauses 13, 14, 15, 17, 19, 22 and 23 of the Framework Agreement shall apply to this Liquidation Interpretation Agreement mutatis mutandis.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

Vereniging Aegon Americas	Vereniging Aegon Americas
By: [●]	By: [●]
Title: [●]	Title: [●]

Stichting Aegon Fonds Nederland	Stichting Aegon Fonds Nederland
By: [●]	By: [●]
Title: [●]	Title: [●]

Proposed Governance Framework

As previously announced, Aegon intends to redomicile to the United States. Transamerica, Aegon's U.S. subsidiary, now represents approximately 70% of the Company’s operations and is the largest contributor to profit and cash flow. This business-driven decision will align Aegon's headquarters, legal domicile, tax residency, accounting standards, and governance structure with the location of its largest business.

The following table outlines the proposed governance changes, which reflect a deliberate transition away from Dutch law legacy provisions and toward a framework consistent with US legal requirements and company practices, and the expectations of leading institutional investors. Most notably, the company is proposing to simplify its capital structure by eliminating the Common Shares B and having one class of common stock with equal voting rights.

Prior to the stockholder vote to redomicile to the U.S. at the EGM in Q4 2026, we will consider the input gathered during investor engagement on this governance framework before we finalize our registration statement with the SEC.

Board
Current Governance	Future governance
Staggered board with four year terms	Current term of the relevant board member is respected after which annual elections apply, with the full board including the CEO up for annual election as of 2030
Shareholder proposed director election (i.e. contested director) requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement for contested director elections and adopt majority voting in uncontested elections and plurality voting in contested elections
Shareholder proposed director removal requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement and adopt majority voting requirement
Aegon has diversity language included in its board regulations aiming for 30% representation of each gender in its Board and Executive Committee	Not include any quantitative criteria tied to immutable characteristics and instead include more general considerations regarding board qualifications

Director remuneration is governed by a policy proposed by the Board and adopted by shareholders via a binding vote every four years. Additionally, the annual remuneration report is subject to a non-binding advisory vote at each AGM

Director compensation is determined by the (compensation committee) of the Board. However, NYSE rules require shareholder approval of equity compensation plans.

Also, the company aims to hold annual non-binding “say on pay” vote on compensation of named executive officers as well as a “say on frequency” vote every six years

Board authority
Current Governance	Future governance

Stockholders have pre-emptive rights to participate pro rata in new share issuances, except in specific cases; stockholders annually authorize the Board to exclude these rights for issuances within the Board’s authority

Pre-emptive rights will be removed considering such provisions are very uncommon for issuers in the United States
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The Board may issue shares up to 10% of the issued capital without further approval, while issuances above this threshold require stockholder authorization unless justified by capital protection needs or pre-existing rights

The requirement for stockholder authorization to issue greater than 10% of issued capital will be removed as annual limits on the board’s ability to issue equity are not a common feature of the charter documents of Delaware corporations in the S&P 400

However, NYSE rules require stockholder approval of issuances in excess of 20% of the outstanding capital in ordinary circumstances and for issuances of 5% and 1% involving certain related parties

The Board may propose a final dividend at its discretion, subject to stockholder approval by simple majority at the AGM	Stockholder approval requirement for final dividends will be removed considering such provisions are very uncommon in the United States
Stockholder authorization is required for Board acquiring own shares.	Stockholder authorization requirement for acquiring own shares will be removed considering such provisions are very uncommon in the United States
Capital
Current Governance	Future governance
Aegon has an authorized capital comprising of Common Shares and Common Shares B

Eliminate Common Shares B and associated special cause voting construct and convert all outstanding Common Shares B on a 40 to 1 basis into Common Shares in accordance with conversion ratio set-out in current bye-laws.

Authorize a new class of preferred stock with terms (including powers, preferences and rights) to be determined by the Board.

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Other stockholder rights
Current Governance	Future governance
Stockholders holding at least 1% (or 100 collectively) may place items on the meeting agenda

Right of stockholders holding at least 1% (or 100 collectively) to put item on agenda will be removed

However, the company’s transition to SEC proxy rules, including Rule 14a-8, will ease stockholder access to submit proposals for the (annual) meeting

Stockholders representing 10% of the shares have right to call a stockholders meeting.	Stockholders right to call a special meeting will be maintained but will be subject to appropriate advance notice and formal procedural requirements
Mandatory offer provision requiring that stockholder(s) that acquire 30% or more of the shares in Aegon are required to make a bid on all outstanding shares

If interested stockholder acquires ≥ 15% of the voting without prior approval of the board, it may not engage in a business combination for three years unless 2/3 of the shares not owned by it approve the business combination

Stockholder approval is required for certain major transactions

The requirement to approve major transactions will be removed, albeit that Delaware law provides for mandatory stockholder approval requirements for mergers and sales of all or substantially all assets (currently included in bye-law 43a)

Furthermore, stockholder approval requirements of the NYSE Rules in relation to acquisitions involving ≥ 20% stock consideration will apply upon becoming domestic issuer

Mergers, amalgamations, continuations and amendments to our bye-laws require the approval of the Board and the stockholders	Mergers require both board and stockholder approval under Delaware law Board can amend bylaws unilaterally and the stockholders should be able to amend the bylaws by majority vote
Stockholders annually appoint auditor on proposal of Board	As a result of becoming a domestic issuer appointment of auditor will vest exclusively in audit committee

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Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com

Participants in the Solicitation

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 30, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20-F for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law.

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